Exhibit 99.4

For Immediate Release - February 11, 1999
For More Information, contact: Kevin Brannon (301) 694-7899

                       FREDERICK BREWING REPORTS SHIPMENTS
                                 UP 81% IN 1998
             Company to Benefit from Refinancing of Real Estate Loan

Frederick, MD - Frederick Brewing Co. (NASDAQ:BLUE), the Mid-Atlantic's largest brewer of specialty or craft beers, today announced that its sales volumes for 1998 increased by 81% to 31,464 barrels and that its gross revenues for the year were up 68% to $5,521,558 over $3,286,771 in 1997. For the fourth quarter, October 1 through December 31, volume shipped was 7,664 barrels, an increase of 53% over 5,023 barrels in the fourth quarter of 1997, while gross revenues increased by 22% to $1,309,000 versus $1,073,000 in the same period of 1997. Revenue per barrel fell during the quarter and for the year due to a near doubling of the percentage of the company's beer that is sold in kegs, rather than bottles, during 1998.

The Company attributed the growth primarily to sales of the Wild Goose brand, which was acquired in early 1998, in local markets. Sales of newly-acquired brands, also including Brimstone, off-set declines in sales of other brands, particularly Hempen Ale and Hempen Gold, in more remote markets where the company has reduced its sales and marketing support in a drive to cut costs. According to Marjorie McGinnis, FBC's president and COO, "While we are somewhat disappointed that sales did not grow at a faster pace, I believe our financial results will show that our on-going effort to reduce costs and focus our efforts on the markets in our backyard have resulted in lower sales, marketing and shipping costs, all of which should have a positive impact on our bottom line." The Company plans to release its financial report in about two weeks. McGinnis also confirmed that FBC had terminated a letter of intent to produce beer under contract for export to Harbin, China after evaluating the condition of the beer market there. She also said that a planned expansion of distribution in Canada had been put on hold in light of disappointing fourth quarter results in Ontario.

In other news, FBC announced that the $2,600,000 mortgage loan on the brewery land and building had successfully been refinanced with FCNB Bank of Frederick, Maryland. CEO Kevin Brannon noted that the terms of the new loan eliminate certain restrictive financial covenants that had caused the Company to fall into
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technical default in the past and lowered the interest rate by 1.25% per year from the rate most recently paid to the previous lender. The brewery land and building is owned by Blue II, LLC, an entity controlled by two of FBC's outside directors or their affiliates, and is leaded by FBC. FBC effectively services the mortgage debt through its lease payments and its lease payments will decline due to the more favorable terms of the new mortgage loan.

Brannon also stated that FBC was evaluating proposals to refinance the Company's remaining $1.2 million in senior secured debt and to provide a revolving line of credit for use as working capital. The proposals under review require that the Company obtain additional injections of equity capital, Brannon said. The existing loan matures on April 1,1999 and must be refinanced by that date.

FBC also announced that it had filed preliminary proxy materials with the SEC concerning its proposed reverse stock split. The Company is seeking to reverse the stock on the basis of 10:1, rather than the 5:1 announced in December. The shareholder vote on the reverse split is tentatively scheduled for March 23rd. Brokers and shareholders of record as of February 16th should receive the proxy materials during the week of February 22nd.

Brannon also confirmed that FBC had retained Westfinance Corporation of Washington DC as its financial advisor. Westfinance has been hired to assist the Company in refinancing its debt, raising additional equity capital and identifying and evaluating strategic options, including potential mergers and acquisitions, and the possible sale or merger of the Company. Brannon said, "Our two major goals are to raise sufficient cash to meet our current working capital deficit and future working capital needs and meet the requirements of our prospective new lenders and to acquire additional production and sales volume to improve our brewery capacity utilization. We have had discussions with several parties, some of which are on-going, but no concrete proposals have been presented to us. Rumors of a transaction involving an investment or purchase by a large brewer are inaccurate. No large brewer, foreign or domestic, has expressed any interest in such a transaction, to my knowledge."